================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             -----------------------


                          Nabisco Group Holdings Corp.
                            (Name of Subject Company)

                          Nabisco Group Holdings Corp.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)



                              James A. Kirkman III
              Senior Vice President, General Counsel and Secretary
                          Nabisco Group Holdings Corp.
                                 7 Campus Drive
                              Parsippany, NJ 07054
                                 (973) 682-7700

            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                             -----------------------

                                   Copies to:
                             William L. Rosoff, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000
                           Telecopier: (212) 450-4800



  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

7 Campus Drive
Parsippany, NJ  07054
[NABISCO LOGO]
                                                               News Release

Contact:          Henry A. Sandbach
                  Nabisco, Inc.
                  (973) 682-7098

                  Edward Nebb
                  BSMG Worldwide
                  (212) 445-8213


                NABISCO GROUP HOLDINGS TO EXPLORE ALTERNATIVES TO
                           MAXIMIZE SHAREHOLDER VALUE


         PARSIPPANY, NJ -- April 3, 2000 - Nabisco Group Holdings Corp. (NYSE:
NGH) announced today that its Board of Directors directed its management to explore all alternatives to maximize shareholder value. These will include the sale of the company, or the sale of Nabisco Group Holdings' 80.6% ownership interest in Nabisco Holdings Corp. (NYSE: NA), which could be achieved with little or no tax consequences to the company. The company said in this connection that it has engaged Warburg Dillon Read and Morgan Stanley Dean Witter as financial advisors.

         Nabisco Group Holdings also said that at today's special meeting held to consider Carl Icahn's conditional proposal to acquire 30% of Nabisco Group Holdings for $13.00 a share, the Board of Directors unanimously determined that the price offered is inadequate and that his proposal is not in the best interests of the company's shareholders. Nabisco Group Holdings noted that Icahn's offer does not come close to reflecting the underlying value of the company's business and seeks to take advantage of the uncertainty regarding the current tobacco litigation, which has had a negative impact on Nabisco Group Holdings' stock price.

         If Icahn commences a tender offer, Nabisco Group Holdings urged stockholders to read the company's solicitation/recommendation statement in response to that tender offer, which will contain important information. The statement would be on file and available free of charge from the Securities and Exchange Commission (http://www.sec.gov) and also from Nabisco Group Holdings' proxy solicitor, MacKenzie Partners (800-322-2885 or proxy@mackenziepartners.com).

                                       ###